[BIOVAIL LOGO]

March 22, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Biovail Corporation File No. 000-22358

Dear Mr. Rosenberg:

Biovail Corporation (the "Company", "we", "us" or "our") has prepared this letter to confirm our discussions with staff of the United States Securities and Exchange Commission during our teleconference on March 6, 2006.

Transactions with Kos Pharmaceuticals, Inc. ("Kos")

In relation to the discussions with the staff on the accounting for the Kos transaction:

  •
  The Company acknowledges that the transfer of the Teveten Asset to Kos was completed in order to obtain a revenue generating licensing arrangement for Cardizem® LA, similar to up-front nonrefundable consideration given by a vendor to a customer as described in Issue 3 of EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).

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  The Company believes that the transfer of the asset to Kos gives rise to an intangible asset, as described by FASB Statement 142, Goodwill and Other Intangible Assets (FAS 142). The asset will be described in the Company's financial statements as "Cardizem® LA Manufacturing and Supply Rights". The intangible asset will be subject to impairment testing as required by FAS 142.

Cardizem® LA Lost Profits Guarantee

Further to discussions with the staff with respect to the Lost Profits Guarantee and our response to the staff on February 27, 2006, we will account for this in a manner analogous to the manner in which a price protection clause would be accounted for pursuant to SAB 104. We believe that management can make reasonable estimates for the potential obligation under this provision.

Biovail Corporation 7150 Mississauga Road Mississauga, Ontario L5N 8M5	T 905.286.3000 F 905.286.3050

If, at some point in the future, the Company were to determine that it can no longer reasonably estimate this obligation, it would evaluate the effect of such determination on the ability to recognize revenue for sales to Kos pursuant to the provisions of SAB 104.

We will undertake to incorporate the appropriate disclosure for the Kos transaction to reflect the accounting of the transaction as noted above in our Form 20-F for the year-ended December 31, 2005.

Please direct any additional questions or comments to me at (908) 927-1799.

Sincerely

/s/ Charles A. Rowland, Jr. Charles A. Rowland, Jr. Senior Vice President and Chief Financial Officer

Cc: Cynthia Orr, Ernst & Young LLP

Biovail Corporation 7150 Mississauga Road Mississauga, Ontario L5N 8M5	T 905.286.3000 F 905.286.3050